     Attention Business Editors:
     Scotiabank announces International Banking executive appointments

     TORONTO, March 5 /CNW/ — Scotiabank is pleased to announce the appointments of Robert Pitfield as Executive Vice-President (EVP), International Banking, and Peter Cardinal, EVP, Latin America, effectively immediately.

     Mr. Pitfield will be responsible for all of the Bank’s retail and commercial operations outside of Canada. Formerly Executive Vice-President and Group Head, Wealth Management, Mr. Pitfield joined Scotiabank in 1983 in Commercial Banking. Over the years, he has worked in various positions in commercial and retail banking. In 1990, he was promoted to Senior Vice-President, Card Products and Marketing and the following year he also took on responsibility for Retail Marketing. In 1996, he was appointed Senior Vice-President, International Banking, responsible for the Caribbean and Central America. In 1998, he returned to Retail Products and Marketing as Executive Vice-President, before becoming EVP, Wealth Management the following year. Mr. Pitfield has a Bachelor of Arts (Honours) from the University of Toronto, a law degree from the University of Ottawa, and is a member of the Law Society of Upper Canada. He will report to Scotiabank President, Rick Waugh.

     As EVP, Latin America, Mr. Cardinal will be responsible for all the Bank’s operations in Latin America, and will be based in Toronto. Mr. Cardinal succeeds Mr. Bill Sutton, who retired from the Bank last month. Mr. Cardinal is currently Chairman and Chief Executive Officer of Grupo Financiero Scotiabank Inverlat, S.A., based in Mexico. He will continue to serve as Chairman of Grupo Financiero Scotiabank Inverlat.

     Mr. Cardinal has more than 38 years of experience at Scotiabank, having assumed increasing responsibilities in the areas of Retail Banking and Commercial Banking and Credit in Domestic and International Banking. He has a Certified General Accountant designation and attended the University of Western Ontario’s Management Development program.

     “Rick (Waugh) and I believe that these changes further demonstrate the strength of Scotiabank’s executive team and our commitment to continue to build on our success, especially in our high growth, high potential international markets,” said Peter Godsoe, Scotiabank Chairman and CEO.

     Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$290 billion in assets (as at January 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information: Pam Agnew, Scotiabank Public Affairs, (416) 866-7238 (BNS. BNS)